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                                February 23, 2006



United States Securities and Exchange Commission
Washington, D.C. 20549-7010



Attn: Ms. April Sifford                      Mr. Yong Choi
      Branch Chief                           Division of Corporation Finance
      Division of Corporation Finance        (mail stop 7010)
      (mail stop 7010)


      Re:      Apache Corporation
               Form 10-K for the year ended December 31, 2004 Definitive 14A filed on March 28, 2005 File No. 1-4300


Ladies and Gentlemen:

This letter provides our response to the comments contained in your letter of February 22, 2006. We believe that this response should answer the issues raised in your comments. Please let me know if you have follow up questions or need further clarification. My phone number is (713-296-6615).


                                              Respectfully,

                                              /s/ Thomas L. Mitchell
                                              Thomas L. Mitchell
                                              Vice President and Controller

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Apache Corporation
February 23, 2006
page 2

Form 10-K for the year ended December 31, 2004

Statement of Consolidated Cash Flows, page F-5

1. We note your response to the comment number one from our letter dated November 9, 2005. We understand the "Other" caption consists of Excess Tax benefits of Stock Options and Derivative Activity with Financing Elements representing 12% and 9%, respectively of the Net Cash Provided by (Used in) Financing Activities. Please consider separately disclosing these items in future filings.

         SUPPLEMENTAL RESPONSE

             We will consider separate disclosure of these items in future filings.



Anadarko Petroleum, Page F-16

2. We note your response to comment number two in our letter dated January 5, 2006. As communicated to you during our conference call on February 22, 2006, we believe the market premium associated with the VPP should be reflected as an adjustment to the full cost pool pursuant to Rule 4-10(c)(6)(iv). You represented to us that your current accounting practice effectively results in the same accounting presentation. Please monitor the accounting results from the two practices and assess the materiality of any differences in your future filings.

         SUPPLEMENTAL RESPONSE

             We will continue to monitor the accounting results from the two practices and assess the materiality of any differences in future filings.